UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

     Tender Offer Statement Under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

RARE Hospitality International, Inc.
(Name of Subject Company)

Surf & Turf Merger Corp.,
a wholly owned subsidiary of

Darden Restaurants, Inc.
(Name of Filing Person—Offerors)

Common Stock, No Par Value Per Share
(Title of Class of Securities)

753820109
(CUSIP Number of Class of Securities)
Paula J. Shives, Esq.
Senior Vice President, General Counsel & Secretary
Darden Restaurants, Inc.
5900 Lake Ellenor Drive
Orlando, FL 32809
Telephone: (407) 245-4000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:
James Cole, Jr., Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$1,313,138,336.30	$40,313.35

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $38.15 per share by 34,420,402, the number of shares of common stock, no par value per share (“Shares”), of RARE Hospitality International, Inc. (“RARE”) outstanding on a fully diluted basis as of August 15, 2007, as represented by RARE in the Agreement and Plan of Merger with Darden Restaurants, Inc. (“Darden”), which Shares consist of (a) 30,627,146 Shares issued and outstanding, (b) 3,662,868 Shares subject to issuance upon exercise of outstanding options and (c) 130,388 performance-based restricted stock units outstanding..

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $30.70 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                                           Amount Previously Paid: $40,313.35.                                                                                Filing Party: Darden Restaurants, Inc. and Surf & Turf Merger Corp.
                                                           Form or Registration No.: Schedule TO.                                                                           Date Filed: August 31, 2007.

¨ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒    third-party tender offer subject to Rule 14d-1.
¨ issuer tender offer subject to Rule 13e-4.
¨ going-private transaction subject to Rule 13e-3.
¨ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ¨

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission on August 31, 2007 by Darden Restaurants, Inc., a Florida corporation (“Darden”), and Surf & Turf Merger Corp., a Georgia corporation and wholly owned subsidiary of Darden (“Offeror”), relating to the offer by Offeror to purchase all of the outstanding shares of common stock, no par value per share (the “Shares”), of RARE Hospitality International, Inc., a Georgia corporation (“RARE”), together with the associated Series A Junior Participating Preferred Stock Purchase Rights (the “Company Rights”) issued pursuant to the Rights Agreement, dated November 4, 1997, by and between RARE and Computershare Trust Company, N.A., as successor rights agent to SunTrust Bank, Atlanta, as amended, at a price per share equal to $38.15, net to the seller in cash (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of August 16, 2007 (the “Merger Agreement”), among Darden, Offeror and RARE.

     All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“As previously indicated, Darden filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on August 30, 2007. On September 13, 2007, Darden received notification from the FTC that the FTC had granted early termination of the required waiting period with respect to the Offer and the Merger.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

"(a)(5)(E)             Joint Press Release Issued by Darden and RARE, dated September 14, 2007, announcing early termination of the waiting period under the HSR Act."

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2007

DARDEN RESTAURANTS, INC.

	By:	/s/ Paula J. Shives
	NAME:	Paula J. Shives
	TITLE:	Senior Vice President, General Counsel and
Secretary

SURF & TURF MERGER CORP.

	By:	/s/ Paula J. Shives
	NAME:	Paula J. Shives
	TITLE:	Vice President and Secretary

EXHIBIT INDEX

* (a)(1)(A)	Offer to Purchase, dated August 31, 2007.
* (a)(1)(B)	Form of Letter of Transmittal.
* (a)(1)(C)	Form of Notice of Guaranteed Delivery.
* (a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
* (a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
Other Nominees.
* (a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
* (a)(5)(A)	Joint Press Release Issued by Darden and RARE, dated August 16, 2007, announcing the execution of the Agreement and Plan of Merger among Darden, Offeror and RARE
(incorporated in this Schedule TO by reference to the Form 8-K filed by Darden on August 16,
2007).
* (a)(5)(B)	Transcript of the Investor Call on August 17, 2007 regarding announcement of the Agreement and Plan of Merger among Darden, Offeror and RARE (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Darden on February 3, 2007).
* (a)(5)(C)	Form of Summary Advertisement Published in the Wall Street Journal on August 31, 2007.
* (a)(5)(D)	Joint Press Release Issued by Darden and RARE, dated August 31, 2007, announcing the commencement of the Offer and of the Consent Solicitation.
(a)(5)(E)	Joint Press Release Issued by Darden and RARE, dated September 14, 2007, announcing early termination of the waiting period under the HSR Act.
* (d)(1)	Agreement and Plan of Merger, dated as of August 16, 2007, among Darden, Offeror and RARE
(incorporated in this Schedule TO by reference to the Form 8-K filed by Darden on August 17,
2007).

          * Previously filed.